Summary Presentation
ENVIRONMENTAL POWER CORPORATION (NASDAQ: EPG)
Underwriter – B.C. Ziegler and Company
Member SIPC and FINRA
Environmental Power Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Environmental Power has filed with the SEC for more complete information about Environmental Power and this offering You documents for free by visiting EDGAR on the SEC Web site at
www.sec.gov.
Alternatively, Environmental Power
and the underwriter will arrange to send you the prospectus if you request it by calling (888) 884-8339.
A copy of the most recent prospectus may also be found by clicking on the following hyperlink: Prospectus
Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement on Form S-1 No. 333-158286

ENVIRONMENTAL POWER CORPORATION
SAFE HARBOR STATEMENT
The Private Securities Litigation Reform Act of 1995, referred to as the PSLRA, provides a "safe harbor" for forward-looking statements. Certain statements contained in this presentation, such as statements concerning planned manure-to-energy systems, our sales pipeline, our backlog, our projected sales and financial performance, statements containing the words
"may," "assumes," "forecasts," "positions," "predicts," "strategy," "will," "expects," "estimates," "anticipates," "believes,"
"projects," "intends," "plans," "budgets," "potential," "continue," "targets" "proposed," and variations thereof, and other statements contained in this presentation regarding matters that are not historical facts are forward-looking statements as such term is defined in the PSLRA. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: uncertainties involving development-stage companies, including our ability to continue as a going concern; uncertainties regarding project financing, the lack of binding commitments and/or the need to negotiate and execute definitive agreements for the construction and financing of projects, the sale of project output, the supply of substrate and other requirements and for other matters; financing and cash flow requirements and uncertainties;
inexperience with the development of multi-digester projects; risks relating to fluctuations in the price of commodity fuels like natural gas, and our inexperience with managing such risks; difficulties involved in developing and executing a business plan; difficulties and uncertainties regarding acquisitions; technological uncertainties; including those relating to competing products and technologies; risks relating to managing and integrating acquired businesses; unpredictable developments;
including plant outages and repair requirements; the difficulty of estimating construction, development, repair and maintenance costs and timeframes; the uncertainties involved in estimating insurance and implied warranty recoveries, if any; the inability to predict the course or outcome of any negotiations with parties involved with our projects; uncertainties relating to general economic and industry conditions, and the amount and rate of growth in expenses; uncertainties relating to government and regulatory policies and the legal environment; uncertainties relating to the availability of tax credits, deductions, rebates and similar incentives; intellectual property issues; the competitive environment in which Environmental
Power Corporation and its subsidiaries operate and other factors, including those described in the prospectus relating to the offering to which this presentation relates, well as in other filings we make with the Securities and Exchange Commission.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Proven Company
• Environmental Power Corporation (EPC) owns and
operates proven, commercial-scale renewable energy
facilities producing a versatile methane-rich biogas
from waste products consisting of agricultural livestock
and other organic wastes.
• EPC has a proven track record and is a leader in the
biogas based renewable energy market and evolving
carbon credit market.
Market Drivers
First-mover Status
Unique Offering – Projects
“Ready to Go”
• Unique opportunity to provide project dedicated funds
at a market coupon rate and participate in equity
upside.
• High and volatile energy prices, growing renewable energy
demand (RPS), increasing environmental concerns
(carbon emissions) and increasing regulation of
agricultural waste have led to increased interest in EPC’s
renewable product.
EXECUTIVE SUMMARY

ANIMAL WASTE
DAIRY, HOG & CAFOs
SUBSTRATE
AG & FOOD WASTE
ELECTRIC GENERATION
ELECTRICITY TO THE GRID
ELECTRICITY FOR ON-SITE USE
RNG® TO THE PIPELINE
CLEAN FUEL
CNG/LNG
RNG® FOR THERMAL GENERATION
GAS CONDITIONING
HEAT FOR ON-SITE USE
BIOGAS
GREENHOUSE GAS OFFSET CREDITS
RENEWABLE ENERGY CREDITS
SOLIDS
BEDDING
SOIL AMENDMENT
BIOMASS FUEL
LIQUIDS
FERTILIZER FOR IRRIGATION
WATER MANAGEMENT & REUSE
HEAT RECOVERY
DIGESTER
SEPARATOR
NON DIGESTIBLE BY-PRODUCTS

PROCESS OVERVIEW 3

ADVANTAGES OF BIOGAS
Versatility
Biogas can be used to displace an array of conventional fuels
Infrastructure already exists compared to other renewables
Renewable
Waste to
Energy
Good for
Environment
High Economic
Efficiency
Output
Available 24/7
Security of
Support
Income
Alternative
Provides income diversification and cost savings for farmers
Reduces dependence on fossil fuels and is a domestic supply of energy
Produces energy when needed, unlike wind and solar, which are intermittent
Does not require government subsidies
Production efficiency is significantly higher than other biofuels
Addresses farms nutrient management concerns
Biogas process sequesters methane; 21x the effect of carbon dioxide as greenhouse gas
Waste products (manure and other organic wastes) are the feedstock and not dependent on food crops
Non-depleting asset utilizing waste streams

CONFLUENCE OF AGRICULTURE AND ENERGY
Solutions that are clean, proven, cost-effective and operate at the confluence of the agriculture and energy markets.

• Agriculture
–
Outsourcing of manure management issues
–
Alignment of long-term interest
• Reduced farm operating/capital costs
• Lease payment for the site of facilities
• Project profit sharing with local farmers
–
By-products can be used as bedding for animals
and liquid fertilizer add value to farm; potential
third-party sales
• Energy
–
Useful renewable energy product (Renewable
Portfolio Standards, state mandates, Renewable
Energy Credits, etc.)
–
Most projects expected to qualify for salable
carbon credits
Environment

EPC AS A RENEWABLE E &P PLAY
• EPC is essentially a renewable exploration and production natural gas company with some key differences:
-
No exploration risk
-
No drilling risk
-
No dry holes
-
Non-depleting resources
Also an active participant in the evolving carbon credit market

EPC produces pipeline-quality natural gas… with renewable attributes.

OPERATING FACILITIES
Huckabay Ridge
• Largest Renewable Energy Gas
®
(RNG
®
) facility of its kind in North America
• Commercial operation: January 14, 2008
• 635,000 MMBtu/year RNG
®
production target
–
Enough natural gas to heat approximately 7,000 midwestern homes for the winter

Huckabay Ridge
Stephenville, TX
Operational: Q1 2008
635,000 MMBtu/year
Norswiss Facility
Rice Lake, WI
Operational: Q4 2005
850kw
Wild Rose Facility
La Farge, WI
Operational: Q2 2005
750kw
Five Star Facility
Elk Mound, WI
Operational: Q1 2005
750kw

Ziegler

Cargill

Pacific Gas and Electric Company

DAIRYLAND POWER COOPERATIVE

xergi

Texas Gas Service

Xcel Energy

STRATEGIC RELATIONSHIPS

Cargill – Provider of food, agricultural and other products and services
Business Development Agreement to accelerate market penetration
PG&E – Distributor of natural gas and electricity focused on renewable energy
Long-term purchase and gas distribution agreements
Provides off-take and pipeline access in critical markets
Dairyland Power – Provider of electricity generation and transmission services
Biogas offtake on three initial facilities in Wisconsin (proven platform for biogas production and electric generation)
Xergi A/S - Danish contractor and O&M operator of energy and environmental plants
Provides EPC’s anaerobic digestion technology
Texas Gas Service  – Third largest natural gas distribution company in Texas
Established agreement to purchase RNG
from Texas projects
Xcel Energy – A leading electricity and natural gas energy company
Comprehensive portfolio of energy-related products and services with regulated operations in eight western and midwestern states
®

Micky Thomas
Senior VP &
Chief Financial Officer
Dennis Haines
VP & General Counsel
Michael Hvisdos
Executive VP
Growth Team
Mike Newman
VP Operations
Rich Kessel
CEO and President
EPC and Microgy, Inc.
LEADERSHIP TEAM

Finance
Accounting
Treasury
Human Resources
IT
Project Cost Control
Investor Relations
Public Relations
Corporate Secretary
Legal
Ethics
Risk Management
Insurance
E/H/S/Q
Government Affairs
Growth Team
Business Development
Market Development
Project Development
Project Execution
Strategic Alliances
Carbon Strategy
Operations
Plant Operations
Substrate
Logistics
Plant Betterment
Plant E/H/S

PROJECTS “READY TO GO”

Debt financing in place
• To date, $130 million of tax-exempt debt financing has been raised from institutional lenders in support of construction of these projects.
• Investors in the 2006 Texas bond issue purchased California bonds in September 2008
(Release of California and certain Texas bond proceeds remains subject to satisfaction of certain performance and further financing conditions).
• Tax-exempt debt financing required analysis by independent third-party experts.
–
Economic analysis – SJH, a leading Ag Consultant
–
Technical/operational analysis – RW Beck, a leading independent engineering consulting firm
Permits in place
• All necessary permits to begin construction are in place for identified Texas, California and Nebraska projects.
Revenue streams secured
• Gas offtake agreements are in place for stability of revenue streams reflecting premium,
“green” attributes of our natural gas.
• When these projects are operational, targeted 2010, EPC expects to have an annualized revenue stream of $40 million.

PROJECT PIPELINE

Facility Location Type
Annual Energy
Production
Notes
Mission Texas RNG
®
635,000 Project Debt Financing obtained; permitted
Rio Leche Texas RNG
®
635,000 Project Debt Financing obtained; permitted
Cnossen Texas RNG
®
635,000 Project Debt Financing obtained; permitted
Hanford Cluster California RNG
®
732,000 Project Debt Financing obtained; permitted
Bar 20 California RNG
®
601,000 Permitted; in financing
Riverdale Cluster California RNG
®
621,000 Project Debt Financing obtained; permitted
Cargill 1 Idaho RNG
®
550,000 Option Agreements executed
Cargill 2 Colorado RNG
®
365,000 Option Agreements executed
Swift-Grand Island Nebraska Inside-
the-fence
235,000 Project Debt Financing obtained; permitted
Total Announced
Projects
5,009,000
Notes
1. Additional 10,700,000 MMBtu under development
2. All amounts in MMBtu/year sales

PROJECT ECONOMIC HIGHLIGHTS

Long/medium-term natural gas sales agreements
• We use long/medium-term gas sales agreements with fixed prices recognizing “green” value of our gas to provide certainty of revenue streams.
Carbon credit revenue opportunity
• In the current U.S. voluntary market, we see $2.00 to $7.00/metric ton depending on demand.
Utility executives are planning on $12.00 to $30.00/metric ton under proposed mandatory markets; market will dictate price.
• Typical lagoon-based 635,000 MMBtu project is expected to produce 75,000 – 250,000 metric tons of carbon offsets per year, depending upon final protocols.
Waste-based feedstocks used to create biogas
• Manure – We typically get manure for free from the farm or industry.
• Substrate (organic materials) – We pay transport, but may get tipping fee for partial offset.
Potential by-product value
• Solids – third-party discussions as a peat replacement or as an eco-friendly building product
• Liquids – fertilizer without odors, seeds or pathogens and in more suitable form to meet permit requirements

TARGETED PROJECT ECONOMICS

• Subsidies are not assumed in project economic forecasts compared to other industries, such as ethanol, biodiesel, etc.
• Long/medium-term off-take RNG
®
agreements recognizing premium value of RNG
®
• Finance with combination of equity and debt
–
Cross-collateralization and revenue pooling to create portfolio diversification
–
Tax-exempt financing: target 80% debt / 20% equity
• Long-term alignment of interest with project participants
• Targeted project economics provide:
–
Attractive returns
–
Further upside potential should subsidies be established similar to other renewable and clean energy sources

Fixed-rate tradeable
security
Fixed-rate debt fully registered with the SEC and unrestricted from trading (though not listed and no developed trading market)
Senior to holding
company equity
Debt has seniority in the holding company capital structure, ahead of the existing convertible preferred stock and common stock
Dedicated project
funding
With $130 million in project financing already raised, money raised in this offering will go to costs and expenses related to facility construction/operations
Contracts and permits
in place
Contractors pre-qualified, permits obtained and site arrangements secured for the next seven projects
Convertible equity at
2008 price
Debt convertible into common equity at a minimum conversion price achieved in summer 2008
Transition to operating
company
When construction of the seven permitted facilities is complete
(anticipated to be in 2010), EPC annual revenues expected to be greater than $40 million
Carbon credit revenue
Likely transition to mandatory market could significantly increase EPC revenue opportunity
Substantial potential
market
U.S. dairy, cattle and hog farms can take advantage of this cost-
effective environmental waste management solution
DEBT CONVERTIBLE INTO COMMON EQUITY

UPDATE TO SUMMARY PRESENTATION Overall Message: We believe momentum is growing for our business model… more certainty as to key initiatives since six months ago. 15

UPDATE TO SUMMARY PRESENTATION (CONTINUED)

• Huckabay operating performance: Reliable operations being experienced. RNG
®
production levels
are meeting expectations at volatile solid concentration levels.
• National emphasis on renewables - Political pressure has greatly increased at the federal level to promote technologies that reduce carbon emissions, including an increased emphasis on the production of renewable electricity.
– Mandatory Cap and Trade program being pursued
– National Renewable Electricity Standard (Replaces RPS program)
– Renewable Fuel Standards: Increasing LNG/CNG marketplace demand
– Federal support for Renewable Gas Incentive:  Provides parity with other renewables
– Federal stimulus funds being pursued
• Xergi, our Danish technology partner, renegotiated the license agreement and acquired $3 million of our 14% convertible notes of the type being offered.
– We believe this reflects a knowledgeable party’s commitment to EPC’s business model and growth.
• Xcel Energy, an electric and gas utility operating in eight western and midwestern states, entered into an agreement to purchase 916,000 MMBtu per year of our RNG
®
from a new Colorado facility, for a
ten-year period renewable for an additional ten years, at a premium to the market.
– We believe this reinforces the premium value of our RNG
®
product; priced based on the cost of other alternative
renewables.
• Funds raised by Ziegler in March 2009 under similar terms as this offering are being deployed for
Texas projects.
• Marathon capital is being utilized to manage a parallel process, to complement funds raised by Ziegler
.

OPERATING PERFORMANCE AT HUCKABAY RIDGE

Huckabay is operating reliably with production levels at expectation based on volatile solid concentrations.
Comprehensive upgrades complete
• Consistent operations in meeting specifications for pipeline grade RNG
®
-
CO2 – Less than 10% of the limit, H2S – 5% to 15% of the limit, and H2O – 40% to 50% of the limit
• Ability to manage fluctuations in biogas production, as well as varying ambient conditions
Reliability
• Huckabay Ridge has produced salable gas with a high degree of reliability since the beginning of April
Production
• Production levels improving with reliable operations; RNG
®
production equal to or higher than
expectations based on volatile solid concentrations being realized
Focus
• Feedstock being optimized to achieve maximum RNG
®
production, replacing volatile solid feedstock
supply, temporarily affected by the recession:
-
New suppliers identified and being qualified
-
Environmental permit being expanded to allow for non-food based substrate feedstock
-
3 generation design criteria for all new projects utilizes lower volatile solid concentration as baseline (should previous levels be experienced, more RNG
®
will be produced for same design volume)
rd

NATIONAL EMPHASIS ON RENEWABLE ENERGY

• Mandatory Cap & Trade - Waxman-Markey Bill (HR 2454) approved by House Energy &
Commerce Committee
–
Economy-wide program beginning in 2012, with a cap on emissions at 17% below 2005 levels by
2020 (83% by 2020). Senate version of bill in earlier committee stages.
–
Full vote on House bill expected this summer
–
Floor price on allowances of $10.00, with a 1st year ceiling of $28.00
–
Adds more certainty and definition to carbon offset market
• National Renewable Electricity Standard – HR2454 requires utilities to produce 15% of electricity from renewable sources by 2020. Renewables broadly defined to include biogas.
Senate version in earlier committee stages.
–
Supplements state mandates and broadens market demand for our RNG
®
product
• Renewable Fuels Standard – 2009 RFS increased to 10.21% (at least 11.1 billion gallons of renewable fuels to be blended into transportation gasoline). 2008 RFS was 7.76%. By
2022, 36 billion gallons required (more than 3 times 2009 levels).
–
Potential increases in demand for RNG
®
as an LNG/CNG product

SIGNIFICANT LEGISLATIVE FUNDING POTENTIAL; TAX
CREDIT OR INVESTMENT GRANT

• Senate Bill S306 (Nelson, D-NE) and House Bill HR1158 (Higgins, D-NY) have been introduced into Congress, which if enacted will provide a $4.27 per MMBtu production tax credit for renewable gas produced by manure-based projects such as ours, for a period of ten years.  Alternatively, a 30% investment grant may also be available.
–
S306 Supporters – 10: Co-sponsors including Hatch (R-UT), Stabenow (D-MI), Wyden
(D-OR)
–
HR 1158 Supporters – 22: Co-sponsors including Lewis (D-GA), Radanovich (R-CA),
Roskam (R-IL)
–
Bi-partisan support of our production tax credit
• A broad coalition has been formed, including such firms as Gas Technology
Institute, American Gas Association, Waste Management and utilities such as
PG&E and Sempra, to support this initiative.
• We are also actively pursuing stimulus funds under a variety of federal programs announced earlier this year in support of the development of the renewable energy sector.

XERGI $3 MILLION INVESTMENT
AND NEW COOPERATION AGREEMENT

• EPC has renegotiated its licensing arrangement with Danish Biogas Technology, A.S.
and its parent, Xergi. The new Cooperation Agreement better reflects the Company’s build / own / operate business model and will provide substantial long-term savings in reduced license fees to EPC and Microgy, Inc.
• Pursuant to the new Cooperation Agreement, Xergi acquired $3 million of EPC’s 14%
convertible notes, having the same terms as the $5 million of our convertible notes issued in March 2009, in payment of certain license fees.
• We believe this reflects a knowledgeable party’s commitment to EPC’s business model and growth.

LONG-TERM PREMIUM PRICE AGREEMENTS WITH
MAJOR UTILITY SUPPORTS FUTURE PROJECTS

Our sales agreement with Xcel, like the comparable one with Pacific Gas & Electric, highlights that our RNG
®
product is sold and priced as RENEWABLE ENERGY,
not a natural gas substitute.
• In March 2009, we announced a long-term RNG
®
supply agreement to Xcel Energy
(NYSE: XEL).  The ten-year contract, which is renewable for an additional ten years, is for a fixed price reflecting the value of our green RNG
®
versus other renewable
alternatives.
–
Xcel will use our RNG
®
product to generate carbon-neutral electricity.
–
The agreement will help Xcel continue to meet its mandates under the Colorado’s
Renewable Energy Standard and support the company’s efforts to reduce carbon dioxide emissions.
–
The Colorado PUC has approved the agreement.

20% RPS Supply Curve
Additional Renewables to Achieve 33%
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
Total Cost of Renewables $/MWh (Busbar, Transmission, Integration)
Biomass
Solar Thermal
Solar Thermal
Small Hydro
Geothermal
Geothermal
Wind
Biogas
New GWh needed for statewide 20% RPS
New GWh needed for statewide 33% RPS
-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
GWh Per Year

RENEWABLE ENERGY MARKET-BASED PRICING FOR RNG ® PROJECT 22 Note: Biogas shown as least cost by California PUC

CAPITAL FUNDING SOURCES AND USES

Sources
Ziegler March Bond Offering $5,000,000
Xergi Bond Acquisition $3,000,000
(non-cash -->
for license fees)
This Offering $5,000,000
Marathon Process Presently evaluating financing proposals
and options
Federal Stimulus Funds Q3/Q4 potential; dependant on application process and approval
Uses
We intend to prioritize the use of proceeds from this offering for projects that are furthest along in development and construction.

PROJECTS ARE PROFITABLE AND SCALABLE

Project portfolio build-out plan
• Our business model is to develop, build and own RNG
®
and biogas facilities
designed to be individually profitable and scalable in number, with the profitability of any one facility not dependent upon the number of facilities.
• We are encouraged by the drop in prices for metals and other commodities, which is expected to lower construction costs on pending and planned projects.
• Our rate of growth is dependent upon how quickly we can raise capital to construct our existing shovel-ready projects and further develop our pipeline of projects which we are ready to pursue.
• Our debt service requirements, as well as our resources for debt service are expected to scale in proportion to the number of projects we pursue.
• Therefore, Ziegler bond funds are focused on the next two Texas projects and Swift;
projects for which bond financing is in place and accessible and construction is underway.
• Marathon’s process will determine what funds are initially available to complement
Ziegler’s efforts.

CALIFORNIA BOND TEST

What will be evaluated by bondholders on June 30, 2009:
• Results of 60-day financial and operating performance test at Huckabay; and
• Ability to raise new equity in the amount of $39 million ($45 million if Bar 20 had been financed).
Discussion
• The June 30 date is a point in time for bondholders to evaluate our performance against the criteria established in September 2008.  The bondholders can then determine their course of action.
• We intend to discuss our performance against these criteria with the bondholders and what, if any, accommodations we may require.
• The tax-exempt bondholders are aware of the various initiatives to meet the criteria and ultimately may be satisfied with progress toward meeting the milestones.  However, should they decide to call the bonds, we would focus the funds raised through Ziegler on the next two projects in the Texas portfolio and
Swift, which are unencumbered by the test, and build out those projects.
• We would then seek alternative financing for the California projects as the various contracts remain in place and only spend a limited amount of funds until greater certainty develops as to their financing.
th

GOING-CONCERN QUALIFICATION

• As is typical for start-up growth companies, going-concern qualifications are an accounting disclosure requirement that results from the need to raise additional funding.
The amount of our funding requirements is based on our projected build-out plans, as well as our ongoing General and Administration (G&A) requirements. Sources of capital are expected to come from various initiatives discussed previously.  Funds raised are to be focused on Texas, California, or Swift projects projects that have initiated construction or are shovel ready.
• We have implemented significant steps to reduce our G&A expenses, but will need to raise funds during the first half of 2009 in order to cover ongoing G&A, as well as interest and dividend requirements.
• We are actively seeking additional sources of capital to meet these financing needs and requirements of our projects in development
–
Via this offering
–
Hired Marathon Capital in Q1 to assist us in identifying and managing discussions with entities interested in investing in our projects
–
Federal stimulus funds / State energy programs (potential support from CA & TX for our projects)

COMPELLING VALUE PROPOSITION
Unique offering
Projects “ready to go” that:
• Have debt financing and permits in place
• Have secure and stable revenue streams as gas offtake agreements are in place which reflect premium “green” attributes of our natural gas
• Have multiple revenue streams – renewable natural gas, carbon credits, other by-products
• Do not rely on subsidies, although we will seek parity with other renewables
Unique company
• EPC holds market leadership position with first-mover status in the renewable biogas energy sector
• Strong growing market for cost-effective renewable and domestic energy sources
• Large, untapped market with announced projects and robust development pipeline
-
5 million MMBtu/year with an additional 10.7 million MMBtu/year in development
• Target project long-term stable cash flow steams resulting in attractive returns
• EPC can be viewed as an E&P company without exploration risks or depletion curve
• Innovative, proven and scalable technology
• Valuable strategic relationships
• Leadership team with deep industry experience to execute the plan
Unique opportunity to participate in the renewable energy sector

FINAL THOUGHTS
Dominant player
• We believe our unique product will be a key component in addressing the future energy and environmental needs of the U.S., because it addresses the environmental needs of the agricultural and food processing sectors while creating a versatile and renewable energy product with greenhouse gas offset credits.
Momentum swing
• We believe momentum is swinging our way for our business model and growth.
• Emphasis on renewable forms of energy, carbon awareness, transportation fuel options and pricing with other renewables
• Huckabay proving itself as a reliable facility; lessons learned will be employed in future projects
• Xergi investment confirms belief in our business model
• Xcel agreement reinforces the value of our RNG
®
• Experienced leadership team

www.environmentalpower.com
Environmental Power Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Environmental Power has filed with the SEC for more complete information about Environmental Power and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at
www.sec.gov.
Alternatively, Environmental Power and the
underwriter will arrange to send you the prospectus if you request it by calling 888 884 8339.
A copy of the most recent prospectus may be found by clicking on the following hyperlink: Prospectus